

Mailstop 3233

September 17, 2015

Via E-mail
Mr. Andrew P. Blocher
Executive Vice President and Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

      Re: First Potomac Realty Trust
                      Form 10-K for the year ended December 31, 2014
                      Filed February 20, 2015
                      File No. 001-31824

Dear Mr. Blocher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Form 10-Q for the three months ended March 31, 2015 and the three and six months ended June 30, 2015

Exhibit 31.2

1.   We note that paragraph 2 of the Executive Vice President and Chief Financial Officer certifications filed in Exhibit 31.2 duplicates paragraph 4 and excludes the language for paragraph 2 outlined within Item 601(b)(31) of Regulation S-K. Please amend your filings to include corrected certifications that contain the required statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Mr. Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities